Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore announces development of NACCO Materials Handling Group remarketing platform

     TORONTO, Dec. 15 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that through GE Asset Manager, LLC, it has entered into an agreement with NACCO Materials Handling Group ("NMHG"), a subsidiary of NACCO Industries
Inc. (NYSE: NC). The companies are collaborating to create a holistic remarketing platform to connect qualified buyers with superior used lift truck inventory from a North American network of authorized Hyster(R) and Yale(R)
dealers.
     "We will now be able to combine current asset condition reports from the field with supporting historical data, providing the depth of information required for the resale of assets online. This enables a new level of efficiency and effectiveness in our remarketing of Hyster(R) and Yale(R) lift trucks," said Bob Sattler, VP NMHG Dealer Business Development.
     "This initiative showcases the powerful integration capabilities of our
Asset Tracker and Asset Seller products. The support for mobile collection of real-time condition information advances the state of the art in asset remarketing," said Duncan Copeland, CEO of Northcore Technologies.

     About Northcore Technologies Inc.

     Northcore Technologies is a technology provider of working capital solutions that help organizations source, manage, appraise and sell their capital equipment and assets. Northcore's Working Capital Engine(TM) product suite supports a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Additional information about Northcore can be obtained at
www.northcore.com.

     About GE Asset Manager, LLC.

     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.
     Additional information about GE Asset Manager can be obtained at
www.geam.com.

     About NACCO Industries, Inc.

     NACCO Industries, Inc. is an operating holding company with subsidiaries in the following principal industries: lift trucks, small appliances, specialty retail and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster(R) and
Yale(R) brand names. Hamilton Beach Brands, Inc. is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. The Kitchen Collection,
Inc. is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection(R) and Le Gourmet Chef(R) store names in outlet and traditional malls throughout the United States. The North
American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies.
     For more information about NACCO Industries, visit the company's website at www.nacco.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:00e 15-DEC-09